                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CAYENNE SOFTWARE, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                   149744104
                                (CUSIP Number)


                          DON J. MCDERMETT, JR., ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            STERLING SOFTWARE, INC.
                        300 CRESCENT COURT, SUITE 1200
                             DALLAS, TEXAS  75201

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             MARK E. BETZEN, ESQ.
                          JONES, DAY, REAVIS & POGUE
                           2300 TRAMMELL CROW CENTER
                               2001 ROSS AVENUE
                             DALLAS, TEXAS  75201
                                (214) 220-3939


                                AUGUST 27, 1998
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                      (Continued on following pages)

-----------------------                                  ---------------------
  CUSIP NO. 149744104                   13D                PAGE 2 OF 78 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sterling Software, Inc.
      75-1873956
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC (See Item 4 below)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,245,346 shares of Common Stock (See Item 5 below).
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,846,364 shares of Common Stock (See Item 5 below).
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,245,346 shares of Common Stock (See Item 5 below).
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          8,846,364 shares of Common Stock (See Item 5 below).
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,091,710 (See Item 5 below).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      43.5% (See Item below)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 149744104                   13D                PAGE 3 OF 78 PAGES



ITEM 1.    SECURITY AND ISSUER.

     The equity securities to which this statement relates are shares of common stock, par value $.01 per share ("Common Stock"), of Cayenne Software, Inc., a Massachusetts corporation (the "Company"). The Company's principal offices are located at 14 Crosby Drive, Bedford, Massachusetts 01730.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed by Sterling Software, Inc., a Delaware corporation ("Sterling Software"). Sterling Software's principal business is the supply of software products and services within three major markets: applications management systems management and federal systems. Sterling Software's principal office is located at 300 Crescent Court, Suite 1200, Dallas, Texas 75201.

     Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors and executive officers of Sterling Software.

     Neither Sterling Software nor, to its knowledge, any of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 4 is incorporated herein by this reference.

     Sterling Software's beneficial ownership of shares of Common Stock reported herein arises from (i) the Company Option (as hereinafter defined), which entitles Sterling Software to purchase a number of shares of Common Stock (estimated for purposes hereof to be 4,245,346 shares) from the Company and (ii) the Stockholder Options (as hereinafter defined), which entitle Sterling Software to purchase, in the aggregate, 446,664 shares of Common Stock and 170,000 shares of Series D Convertible Preferred Stock, par value $1.00 per share ("Preferred Stock"), of the Company from the holders thereof (the "Preferred Stockholders"). No monetary consideration was paid by Sterling Software for the Company Option or the Stockholder Options. The exercise price payable upon the exercise of the Company Option and the Stockholder Options is
(i) $20.00 per share of Preferred Stock and (ii) $0.375 per share of Common Stock, subject to reduction as described in the next sentence. If at the time of the consummation of the purchase and sale of shares of Common Stock pursuant to exercise of the Company Option or any Stockholder Option, there are outstanding any advances to the Company under a new $3.0 million subfacility (the "Overadvance Facility")

  CUSIP NO. 149744104                   13D                PAGE 4 OF 78 PAGES


provided by the Company's bank based on credit enhancement provided by Sterling Software, the amount of such exercise price will be reduced by an amount equal to the quotient obtained by dividing (i) the aggregate amount of such outstanding advances by (ii) 21,333,398. The maximum aggregate exercise price payable upon the exercise of the Company Option and the Stockholder Options in their entirety is estimated for purposes hereof to be $5,159,504. Sterling Software presently intends, if the Company Option and the Stockholder Options are exercised, to fund the exercise price of such options from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     On August 27, 1998, Sterling Software, Sterling Software (Southern), Inc., a Georgia corporation and a wholly owned subsidiary of Sterling Software ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Company would merge with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation (the "Surviving Corporation") and remaining a wholly owned subsidiary of Sterling Software. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of capital stock of the Company issued and outstanding immediately before the Effective Time (other than shares owned by the Company or any subsidiary of the Company or by Sterling Software, Merger Sub or any other subsidiary of Sterling Software, which shares would be canceled) would be converted into the right to receive the applicable amount of cash specified therein, which (i) in the case of each share of Preferred Stock is $20.00 and (ii) in the case of each share of Common Stock is $0.375, subject to reduction as described in the next sentence. The Merger Agreement provides that if there are outstanding at the Effective Time any advances made to the Company under the Overadvance Facility, the amount of the cash payment to be made on account of each share of Common Stock converted in the Merger will be reduced by an amount (rounded to the nearest one-tenth of a cent) equal to the quotient obtained by dividing (i) the aggregate amount of such outstanding advances by (ii) 21,333,398. The obligations of the parties to the Merger Agreement to consummate the Merger are conditioned upon, among other things, (i) approval of the Merger Agreement by the Company's stockholders, (ii) the absence of any order or injunction that prohibits the consummation of the Merger, and (iii) the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been earlier terminated.

     As a condition to its willingness to enter into the Merger Agreement, Sterling Software required that, concurrently with the execution and delivery of the Merger Agreement, the Company enter into a Stock Option Agreement, dated as of August 27, 1998, with Sterling Software (the "Stock Option Agreement"), pursuant to which the Company has granted an option (the "Company Option") to purchase 4,245,346 shares of Common Stock (or such other number of shares of Common Stock as equals 19.9% of the outstanding shares of Common Stock at the time of the exercise of the Option) at a price per share of $0.375, subject to reduction as described in the next sentence. If, at the time of the consummation of the purchase and sale of shares of Common Stock pursuant to exercise of the Company Option, there are outstanding any advances made to the Company under the Overadvance Facility, the amount of such exercise price will be reduced by an amount equal to the quotient obtained by dividing (i) the aggregate amount of such outstanding

  CUSIP NO. 149744104                   13D                PAGE 5 OF 78 PAGES



advances by (ii) 21,333,398. In general, the Option would become exercisable if the Merger Agreement becomes terminable because (i) the special meeting of stockholders of the Company to consider and vote upon the Merger Agreement (the "Stockholders Meeting") shall have been held and the Merger Agreement shall not have been approved by the affirmative vote of the holders of the requisite number of shares of capital stock of the Company or (ii) (A) the Board of Directors of the Company or any committee thereof shall have (1) withdrawn or modified, in a manner adverse to Sterling Software or Merger Sub, its approval of the Merger Agreement or the transactions contemplated thereby or its recommendation referred to therein, (2) approved, endorsed or recommended to its stockholders certain alternative transactions, or (3) resolved to do any of the foregoing or (B) if the Stockholders Meeting shall not have been held by October 31, 1998 as a result of a breach by Company of its obligations under the Merger Agreement with respect thereto. The Company Option would cease to be exercisable upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement otherwise than as a result of the circumstances described in the immediately preceding sentence, and (iii) the date that is one year after the termination the Merger Agreement as a result of the circumstances described in the immediately preceding sentence.

     As a further condition to its willingness to enter into the Merger Agreement, Sterling Software required that, concurrently with the execution and delivery of the Merger Agreement, each of the Preferred Stockholders enter into a Stockholder Agreement, dated as of August 27, 1998, with Sterling Software (the "Stockholder Agreement"), pursuant to which each Preferred Stockholder has
(i) agreed to vote all shares of capital stock of the Company owned by such Preferred Stockholder in favor of the approval of the Merger Agreement, (ii) granted to Sterling Software an option (each, a "Stockholder Option" and, collectively, the "Stockholder Options") to purchase such shares at a per share price equal to (A) $20.00, in the case of shares of Preferred Stock, and (B) $0.375, in the case of shares of Common Stock, subject to reduction as described in the next sentence. If, at the time of the consummation of the purchase and sale of shares of Common Stock pursuant to the exercise of any Stockholder Option, there are outstanding advances under the Overadvance Facility, the per share price will be reduced by an amount equal to the quotient obtained by dividing (i) the aggregate amount of such outstanding advances by (ii) 21,333,398. Each Stockholder Option is exercisable at any time from and including the date of the Stockholder Agreement through the earlier of (i) the Effective Time and (ii) the date on which the Merger Agreement is terminated pursuant to the terms thereof.

     The Stockholder Options, in the aggregate, relate to 446,664 shares of
Common Stock and 170,000 shares of Preferred Stock.   As of August 27, 1998,
each share of Preferred Stock was convertible into 49.41 shares of Common Stock. The terms pursuant to which such conversion may occur are set forth in the Company's Restated Articles of Organization, a copy of which is filed as Exhibit
4.1 hereto and incorporated herein by this reference. However, each Preferred Stockholder has agreed pursuant to the Stockholder Agreement not to convert any shares of Preferred Stock owned by such Preferred Stockholder into shares of Common Stock.

     Sterling Software's principal purpose in entering into the Merger Agreement is to acquire all of the equity interest in the Company. Sterling Software's principal purpose in entering into the Stock

  CUSIP NO. 149744104                   13D                PAGE 6 OF 78 PAGES


Option Agreement and the Stockholder Agreement is to enhance the likelihood that the Merger will be consummated.

     The Merger Agreement provides that from and after the Effective Time, (i) the directors of Merger Sub will be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (b) the officers of Merger Sub will be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. If the Merger is consummated, the Common Stock will cease to be quoted on The Nasdaq National Market of The Nasdaq Stock Market and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The foregoing response is qualified in its entirety by reference to the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement, copies of which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, hereto and incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 4 and 6 are incorporated herein by this reference.

     As a result of the provisions of the Stock Option Agreement, Sterling Software may be deemed to beneficially own the 4,245,346 shares of Common Stock (or such other number of shares of Common Stock as equals 19.9% of the issued and outstanding shares of Common Stock at the time of the exercise of the Option) subject to the Option, and to have sole power to vote (or direct the voting of) and dispose of (or direct the disposition of) such shares of Common Stock.

     Based on the representations and covenants of the Preferred Stockholders made in the Stockholder Agreement, the Preferred Stockholders own and are entitled to dispose of a total of 446,664 shares of Common Stock and 170,000 shares of Preferred Stock (which were convertible, as of August 27, 1998, into 8,399,700 shares of Common Stock). Accordingly, the Preferred Stockholders may be deemed to beneficially own, in the aggregate, 8,846,364 shares of Common Stock, comprising 29.4% of the total number of shares of Common Stock outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). As a result of the provisions of the Stockholder Agreement, Sterling Software may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the Preferred Stockholders, and to have shared power to vote (or direct the voting of) and dispose of (or direct the disposition of) such shares of Common Stock.

     The precise number of shares of Common Stock subject to the Company Option, and the specific number of shares of Common Stock into which the shares of Preferred Stock subject to the Stockholder Options are convertible, are subject to change from time to time. It has been assumed for all purposes of this Report that such numbers of shares of Common Stock are, and will continue to be, the respective numbers set forth in the two immediately preceding paragraphs.

  CUSIP NO. 149744104                   13D                PAGE 7 OF 78 PAGES


     Except as disclosed in this statement, neither Sterling Software nor, to its knowledge, any of the persons identified on Schedule I hereto have effected transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 4 and 5 are incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 4.1 Restated Articles of Organization (previously filed as an exhibit to the Company's Registration Statement (No. 33-43401) and incorporated herein by this reference)

     Exhibit 10.1  Merger Agreement

     Exhibit 10.2  Stock Option Agreement

     Exhibit 10.3  Stockholder Agreement

  CUSIP NO. 149744104                   13D                PAGE 8 OF 78 PAGES


                                   SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  September 3, 1998             STERLING SOFTWARE, INC.



                              By:/s/ R. Logan Wray
                                 -----------------------------------------
                                 R. Logan Wray
                                 Senior Vice President and Chief
                                 Financial Officer

  CUSIP NO. 149744104                13D                  PAGE 9 OF 78 PAGES


                                 EXHIBIT INDEX


Exhibit 4.1 Restated Articles of Organization (previously filed as an exhibit to the Company's Registration Statement (No. 33-43401) and incorporated herein by this reference)

Exhibit 10.1  Merger Agreement

Exhibit 10.2  Stock Option Agreement

Exhibit 10.3  Stockholder Agreement

  CUSIP NO. 149744104                   13D                PAGE 10 OF 78 PAGES



                                                                      SCHEDULE I

                          Information with Respect to
             Directors and Executive Officers of Sterling Software
             -----------------------------------------------------

     Each of the individuals listed below is a United States citizen. The business address of each such individual is 300 Crescent Court, Suite 1200, Dallas, Texas, 75201-7853. The address of the corporation or organization (if other than Sterling Software), if any, in which the principal occupation or employment of each such individual is conducted is set forth opposite such individual's name below.


                                                                          PRESENT PREFERRED OCCUPATION
NAME                                 TITLE                                       OR EMPLOYMENT
----                                 -----                                ----------------------------
ROBERT J. DONACHIE                   Director                             Private Business Consultant
                                                                          The Donachie Company
                                                                          Suite 1200
                                                                          4925 Greenville Avenue
                                                                          Dallas, Texas  75206

WERNER L. FRANK                      Executive Vice President             Executive Vice President of
                                                                          Sterling Software, Inc.

MICHAEL C. FRENCH                    Director                             Partner, Maverick Capital, Ltd.
                                                                          300 Crescent Court
                                                                          Suite 1000
                                                                          Dallas, Texas  75201-7853

F. L. "MIKE" HARVEY                  Senior Vice President                Senior Vice President of Sterling
                                                                          Software, Inc.

M. GENE KONOPIK                      Executive Vice President             Executive Vice President of
                                                                          Sterling Software, Inc.

DON J. MCDERMETT, JR.                Senior Vice President, General       Senior Vice President, General
                                     Counsel & Assistant Secretary        Counsel & Assistant Secretary of
                                                                          Sterling Software, Inc.

JEANNETTE P. MEIER                   Executive Vice President, Finance    Executive Vice President, Finance &
                                     & Administration & Secretary         Administration & Secretary of
                                                                          Sterling Software, Inc. and
                                                                          Executive Vice President &
                                                                          Secretary of Sterling Commerce, Inc.

  CUSIP NO. 149744104                   13D                PAGE 11 OF 78 PAGES

DONALD R. MILLER, JR.                Director                             Managing Director, Director and
                                                                          Vice President of
                                                                          Michaels Stores, Inc.
                                                                          800 Bent Branch Drive
                                                                          Irving, Texas  75063

PHILLIP A. MOORE                     Director                             Retired Executive Vice President of
                                                                          Sterling Software, Inc.

B. CAROLE MORTON                     Senior Vice President                Senior Vice President of Sterling
                                                                          Software, Inc.

GILLIAN M. PARRILLO                  Senior Vice President                Senior Vice President of Sterling
                                                                          Software, Inc.

ALAN W. STEELMAN                     Director                             Senior Principal of
                                                                          Monitor Company
                                                                          4316 Hollow Oak Drive
                                                                          Dallas, Texas  75287

GENO P. TOLARI                       Executive Vice President &           Executive Vice President &
                                     Chief Operating Officer              Chief Operating Officer of Sterling
                                                                          Software, Inc.

STERLING L. WILLIAMS                 President & Chief Executive          President &  Chief Executive
                                     Officer and Director                 Officer of Sterling Software, Inc.
                                                                          and Director & Chairman of Sterling
                                                                          Commerce, Inc.

R. LOGAN WRAY                        Senior Vice President & Chief        Senior Vice President & Chief
                                     Financial Officer                    Financial Officer of Sterling
                                                                          Software, Inc.

CHARLES J. WYLY, JR.                 Director - Vice Chairman             Director & Vice Chairman of
                                                                          Sterling Software, Inc., Director,
                                                                          Sterling Commerce, Inc. and Vice
                                                                          Chairman & Managing Director of
                                                                          Michael Stores, Inc.
                                                                          800 Bent Branch Drive
                                                                          Irving, Texas  75063

EVAN A. WYLY                         Vice President and Director          Managing Partner, Maverick Capital, Ltd.
                                                                          300 Crescent Court, Suite 1000
                                                                          Dallas, Texas  75201-7853

  CUSIP NO. 149744104                   13D                PAGE 12 OF 78 PAGES

SAM WYLY                             Director - Chairman                  Director & Chairman of Sterling
                                                                          Software, Inc., Director, Sterling
                                                                          Commerce, Inc. and Chairman &
                                                                          Managing Director of Michaels
                                                                          Stores, Inc.
                                                                          800 Bent Branch Drive
                                                                          Irving, Texas  75063 and
                                                                          General Partner, Maverick
                                                                          Capital, Ltd.
                                                                          300 Crescent Court, Suite 1000
                                                                          Dallas, Texas  75201-7853